FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Legrand
(Translation of registrant's name into English)

82, rue Robespierre - BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press release dated July 25, 2002 announcing Legrand's results for the first half of 2002.

Financial Information
82, rue Robespierre
93170 Bagnolet
Tel : (33) 1.49.72.53.53
Fax : (33) 1.43.60.54.92

to

M. NEUMAN M.
SHEARMAN & STERLING

Fax : 0153897070

PRESS RELEASE – FOR INFORMATION

PRESS RELEASE

PARIS, JULY 25 2002

First-half sales down 2.6% at constant structure and exchange rates

Legrand sales for the first half of 2002 came to €1,542 million, down 2.6% from the same period of last year at constant structure and exchange rates.

In a difficult and uncertain environment, the Group's resilience - illustrated by the absence of any weakening from the first to the second quarter, when sales eased by, respectively, 3.0% and 2.2% on the corresponding periods of the previous year - reflects its **robust competitive positions** and **proven capacity to mobilize team efforts** over a sustained period.

At constant structure and exchange rates, changes in sales by geographical region were as follows over the six-month period:

France	- 2.9 %
Italy	- 2.5 %
Rest of Europe	- 2.5 %
US and Canada	- 10.6 %
Rest of the world	- 4.5 %
Total	- 2.6 %

Outlook - Legrand maintains its anticipation that full-year sales should be within a range of moderate decline to limited growth at constant structure and exchange rates.

As a result of vigorous measures taken in 2001 to adapt to the business environment, operating income, net income and cash flow for the six months to June 30, 2002 should all be higher than corresponding figures for the second half of last year.

Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing more than 27,000 people. Sales totaled over € 3 billion in 2001.

Financial information:
Legrand
Benoit Coquart
Phone: +33 (0)1.4972.5353
Fax: +33 (0)1.4360.5492

Press:
Publicis Consultants
Nicolas Castex
Phone: +33 (0)1.4443.6907
Fax: +3 3(0)1.4443.7565

Internet www.finance.legrandelectric.com
WAP www.finance.legrandelectric.com/wap

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

LEGRAND

By: [signature]
Name: Gilles Schnepp
Title: Company Secretary